UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment Regarding Participation in Capital Increase by Content Alliance Platform

The information regarding the participation of SK Telecom Co., Ltd. (the “Company”) in a capital increase by Content Alliance Platform (“Content Alliance Platform”) set forth in the Form 6-K furnished by the Company on April 5, 2019 entitled “Participation in Capital Increase by Content Alliance Platform” is amended by replacing the second last sentence of the first paragraph, which stated:

“The consideration for the Capital Increase is scheduled to be paid on July 1, 2019.”

with the following sentence:

“The scheduled payment date of the consideration for the Capital Increase, which was originally July 1, 2019, has been delayed to September 18, 2019 due to an extension of the Korea Fair Trade Commission’s business combination review period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: June 28, 2019

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